UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 273rd MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 28, 2015

1. DATE, TIME AND PLACE: On July 28, 2015, at 11:00 a.m., the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510º, 14o andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: Consider and vote on (i) funding operations of Companhia Piratininga de Força e Luz (“CPFL Piratininga”), and (ii) offering of guarantee by CPFL Energia.

6. RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After the matters on the Agenda were examined and discussed, the following resolutions were taken by unanimous vote, pursuant to Article 17, item “s”, of the Bylaws and to Resolution 2015066-E of the Board of Executive Officers:

(vi.i) To approve the guarantee offered by CPFL Energia to the financing facility contracted by CPFL Piratininga, in the amount of forty million reais (R$40,000,000.00), through a loan based on Law 4,131/62 with swap to the CDI overnight rate, and to recommend the directors of CPFL Piratininga to vote for the approval of said financing facility; and

(vi.ii) To approve the offering of guarantee, by CPFL Energia, through guarantee or suretyship, to future funding operations to be carried out by CPFL Piratininga, up to the limit of one hundred and forty million reais (R$140,000,000.00), through loans based on Law 4,131/62 and/or rollover of current debts denominated in foreign currencies, with swap to the CDI overnight rate, Rural Credit, Bank Credit Notes, Debentures or other working capital operations and/or early redemption and renegotiation of swap operations, and to recommend the directors of CPFL Piratininga to vote for the approval of said funding operations.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.